UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2021

Commission File Number: 001-36815

Ascendis Pharma A/S

(Exact Name of Registrant as Specified in Its Charter)

Tuborg Boulevard 12

DK-2900 Hellerup

Denmark

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers 333-228576, 333-203040, 333-210810, 333-211512, 333-213412, 333-214843, 333-216883, and 333-261550) and Form F-3 (Registration Numbers 333-209336, 333-211511, 333-216882, 333-223134 and 333-225284) of Ascendis Pharma A/S (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Warrant Grants

On December 9, 2021, the Company’s board of directors granted an aggregate of (i) 12,212 warrants to certain non-employee board members of the Company (the “Board Member Warrants”), (ii) 239,379 warrants to certain members of senior management of the Company (the “Senior Management Warrants”), and (iii) 825,935 warrants to certain other employees of the Company (the “Employee Warrants” and, together with the Board Member Warrants and the Senior Management Warrants, the “Warrants”) under the terms of Appendix 1a to the Company’s Articles of Association. In connection with the grant of these Warrants, the Company amended its Articles of Association to provide for the grant of these Warrants. Each Warrant confers the right to subscribe for one ordinary share of the Company and has an exercise price equal to US $139.65 per share, the closing price of the American Depositary Shares (“ADS”) representing the Company’s ordinary shares as reported on the date of grant. Subject to earlier vesting upon the occurrence of certain exit events, for each grant of Employee Warrants and Senior Management Warrants, 25% of such warrants will vest on the one year anniversary of the date of grant and the remaining 75% will vest at a rate of 1/36th per month from one year after the date of grant, subject to continued service. Subject to earlier vesting upon the occurrence of certain exit events, for each grant of Board Member Warrants, 50% of such warrants will vest on the one year anniversary of the date of grant and the remaining 50% will vest at a rate of 1/12th per month from one year after the date of grant, subject to continued service.

After giving effect to the grant of the Warrants described above, warrants to subscribe for an additional 1,345,518 shares of the Company remain available for future grant by the Company’s board of directors pursuant to the Company’s Articles of Association. The foregoing description of the material terms of the Warrants is qualified in its entirety by reference to the Company’s Articles of Association, which is included as Exhibit 1.1 hereto and incorporated by reference herein.

Restricted Stock Unit Grants

On December 9, 2021, the Company’s board of directors granted an aggregate of (i) 5,352 restricted stock units to certain non-employee board members of the Company (the “Board Member RSUs”), (ii) 104,886 restricted stock units to certain members of senior management of the Company (the “Senior Management RSUs”), and (iii) 37,910 restricted stock units to certain other employees of the Company (the “Employee RSUs” and, together with the Board Member RSUs and Senior Management RSUs, the “RSUs”) under the terms of the Company’s Restricted Stock Unit Program. ADSs underlying restricted stock units are treasury shares that have been repurchased in the market and, upon vesting, the Company may at its sole discretion choose to make a cash settlement instead of delivering ADSs. Subject to earlier vesting upon the occurrence of certain exit events, for each award of RSUs 1/3rd of such RSUs will vest on each anniversary of the date of grant, subject to continued service and, in the case of the RSUs granted to the Company’s Chief Executive Officer, subject to the achievement of a performance condition as determined by the Company’s board of directors.

The foregoing description of the material terms of the RSUs is qualified in its entirety by references to the Company’s Restricted Stock Unit Program, which was filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed on December 9, 2021.

Exhibits

Exhibit No.	Description

1.1	Articles of Association.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Ascendis Pharma A/S

Date: December 13, 2021	By:	/s/ Michael Wolff Jensen
Michael Wolff Jensen
Senior Vice President, Chief Legal Officer